Mailstop 4561

November 28, 2007

Mr. Ming Hsieh
President and Chief Executive Officer
Cogent, Inc.
209 Fair Oaks Avenue
South Pasadena, CA 91030

      Re: **Cogent, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             Form 8-K Filed September 10, 2007
             File No. 000-50947

Dear Mr. Hsieh:

      We have completed our review of your Form 10-K and related filings and have no further comments on the specific issues raised on the financial statements and related matters.

                        Sincerely,

                        Mark Kronforst
                        Accounting Branch Chief